FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                         For the month of November 2002
     (containing quarterly information for the quarter ended June 30, 2002)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                 -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No      X
                                 -----               -----


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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART II. OTHER INFORMATION

        Item 3. Information Incorporated by Reference

        Item 4. Exhibit

                The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

        Signatures


PART II. OTHER INFORMATION

Item 3.  Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future Under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 4.  Exhibit

The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   COMMTOUCH SOFTWARE, LTD.
                                   ---------------------------------------------
                                  (Registrant)


Date    November 26, 2002     By   /s/ Gideon Mantel
                                   ---------------------------------------------
                                   Gideon Mantel
                                   Chief Executive Officer


                              By   /s/ Devyani Patel
-----------------------------      ---------------------------------------------
                                   Devyani Patel
                                   Principal Accounting Officer

                                  Exhibit Index

Exhibit     Description of Document
-------     -----------------------
 99.1       August 13, 2002 Press Release: " Commtouch Reports Q2 2002 Results "